UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information to be Included in Statements Filed

Pursuant to Rules 13d-1(b), (c) and (d) and Amendments

Thereto Filed Pursuant to Rule 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

INDEVUS PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE PER SHARE

(Title of Class of Securities)

US4540721093

(CUSIP Number)

June 30, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. US4540721093	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY). GLENN L. COOPER, M.D.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. SOLE VOTING POWER 2,903,908
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 2,903,908
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,903,908
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.8%
12.	TYPE OF REPORTING PERSON* IN

Page 2 of 5 Pages

Item 1(a). Name of Issuer:

Indevus Pharmaceuticals, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

33 Hayden Avenue

Lexington, Massachusetts 02421

Item 2(a). Name of Person Filing:

Glenn L. Cooper, M.D.

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business address of the reporting person is:

c/o Indevus Pharmaceuticals, Inc.

33 Hayden Avenue

Lexington, Massachusetts 02421

Item 2(c). Citizenship:

United States of America

Item 2(d). Title of Class of Securities:

Common Stock, par value $.001

Item 2(e). CUSIP Number:

US4540721093

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

Page 3 of 5 Pages

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

2,903,908 Shares, comprised of (i) 195,000 Shares and (ii) 2,708,908 Shares issuable upon exercise of options exercisable within 60 days

(b)	Percent of class: 5.8%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 2,903,908

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 2,903,908

(iv)	shared power to dispose or to direct the disposition of: 0

Page 4 of 5 Pages

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.   Identification and Classification of Members of the Group

Not Applicable

Item 9.   Notice of Dissolution of Group

Not Applicable

Item 10. Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 1/31/06

/s/ Glenn L. Cooper

Glenn L. Cooper, M.D.

Page 5 of 5 Pages